Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On March 17, 2009, Exelon Corporation issued the following press release:

Contact:	Kathleen Cantillon
	Exelon Communications	FOR IMMEDIATE RELEASE
312-394-7417

Exelon Files Preliminary Proxy for NRG Annual Meeting

Includes Proposals to Elect Independent Candidates

CHICAGO (March 17, 2009) — Exelon Corporation (NYSE:EXC) announced today that it has filed a preliminary proxy statement with the Securities and Exchange Commission in connection with its solicitation of proxies for the 2009 annual meeting of the stockholders of NRG Energy, Inc. (NYSE:NRG).

Exelon is seeking NRG stockholder approval for the following proposals:

•

Election of Class III Directors: Elect independent candidates Betsy S. Atkins, Ralph E. Faison, Coleman Peterson and Thomas C. Wajnert to replace the four Class III directors of NRG whose terms expire at the 2009 annual meeting of NRG stockholders.

•	Board Expansion: Expand the size of the NRG Board of Directors to provide for a board of 19 directors divided into three approximately equal classes.

•

Election of Additional Directors: Elect John M. Albertine, Marjorie L. Bowen, Donald DeFosset, Jr., Richard H. Koppes and Ralph G. Wellington to fill five of the seven newly created directorships on the NRG Board.

•	Restoration of the Bylaws: Repeal any amendments to the NRG bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008.

“Given the strong majority support we have already received from NRG stockholders participating in our exchange offer, we look forward to continuing to work closely with stockholders of both companies to ensure that the Exelon-NRG combination will create the greatest value,” said John Rowe, Exelon chairman and CEO. “NRG’s annual meeting is the next step in unlocking that value, and we believe that NRG stockholders are eager to have a board of directors that is independent, responsive to their interests, and committed to acting in the best interests of NRG and its stockholders, including exploring all opportunities for value creation.”

In its preliminary proxy statement to NRG stockholders, Exelon stated, “We believe the nominees are independent under the general standards of the New York Stock Exchange (the “NYSE”) for director independence. In addition, we believe the nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the Securities and Exchange Commission. None of the nominees is affiliated with Exelon or any subsidiary of Exelon. “

The Exelon preliminary proxy statement further stated, “We believe approval of the Exelon Proposals will establish an NRG Board that is more likely to act in your best interests and will send a strong message to the NRG Board to constructively engage with Exelon regarding the [exchange offer] or another business combination with Exelon and, should the newly elected directors and other members of the NRG Board deem it appropriate in the exercise of their fiduciary duties, approve and recommend to the NRG stockholders the [exchange offer] and/or another business combination with Exelon, and take any other appropriate actions necessary to facilitate its consummation. However, the nominees are independent and, accordingly, they may in the exercise of their independent fiduciary judgment determine not to approve a business combination with Exelon.”

NRG’s annual meeting has not yet been scheduled but is required under Delaware law to take place within 13 months after NRG’s last meeting held May 14, 2008.

Exelon announced on October 19, 2008, its proposal to acquire all outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 of a share of Exelon common stock for each share of NRG common stock, which represented a 37% premium for NRG stockholders based on closing prices on the NYSE on October 17, 2008, the last trading day prior to the public disclosure of the Exelon offer. After NRG twice rejected the Exelon offer, Exelon brought its exchange offer directly to NRG stockholders on November 12, 2008.

Important Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon filed a preliminary proxy statement on Schedule 14A with the SEC on March 17, 2009 in connection with the solicitation of proxies (the “Preliminary NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for the NRG Meeting and may file other proxy solicitation material in connection therewith (the “Definitive NRG Meeting Proxy Statement”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the Preliminary NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the Definitive NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) the Exchange Offer Documents; (2) Exelon’s 2008 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

Exelon Corporation is one of the nation’s largest electric utilities with nearly $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.